UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
February 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
   12g3-
2(b) : 82-___________.)

SIGNATURES
EXHIBIT INDEX
EX 99.1: Appointments
EX 99.2: North Pole Airship Expedition
EX 99.3: Oil Discovery in Deep Water Block 14, Angola
EX 99.4: Gas Discovery in Block 15 & 16, Gulf of Thailand
EX 99.5: New Interest in Offshore Block, Australia
EX 99.6: Two Oil Discoveries in Block 32, Angola
EX 99.7: CO2 Capture & Geological Sequestration Project
EX 99.8: Promising Discoveries, Egina, Nigeria
EX 99.9: Appointment of C. de Margerie
EX 99.10: LNG Sale and Purchase Agreement, Nigeria
EX 99.11: 2006 Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date : February 20, 2007	By :	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

➢ EXHIBIT 99.1:	Appointments of Philippe Boisseau and Ladislas Paszkiewicz (January 11, 2007).

➢ EXHIBIT 99.2:	Crossing the Arctic Ocean in an Airship: Jean-Louis Etienne Returns to the North Pole for the Total Pole Airship Expedition (January 11, 2007).

➢ EXHIBIT 99.3:	Angola: significant oil discovery in deep water Block 14 (January 26, 2007).

➢ EXHIBIT 99.4:	New gas discoveries on Block 15 & 16 in the Gulf of Thailand (January 30, 2007).

➢ EXHIBIT 99.5:	Total Acquires Interest in Offshore Block in Australia (February 2, 2007).

➢ EXHIBIT 99.6:	Two oil discoveries on Block 32, in the Angolan ultra deep offshore (February 8,2007).

➢ EXHIBIT 99.7:	Total launches the first integrated CO2 capture and geological sequestration project in a depleted natural gas field (February 8, 2007).

➢ EXHIBIT 99.8:	Promising Discoveries and Prospects for a New Independent Development on Egina in the Nigerian Deep Offshore (February 13, 2007).

➢ EXHIBIT 99.9:	Decisions of Total’s Board of Directors Meeting on February 13, 2007 — Christophe de Margerie named Chief Executive Officer of Total (February 13, 2007).

➢ EXHIBIT 99.10:	Total Gas & Power Limited and Nigeria LNG Sign LNG Sale and Purchase Agreement (February 13, 2007).

➢ EXHIBIT 99.11:	2006 Results (February 14, 2007).